September 11, 2007
By Edgar Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549
Attention:  Paul Fischer

Re:	Constant Contact, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 4, 2007 File No. 333-144381
Ladies and Gentlemen:
On behalf of Constant Contact, Inc. (the “Company”), submitted herewith is the additional proposed disclosure regarding the executive compensation section contained in the Registration Statement referenced above (the “Registration Statement”). Attached please find pages 72 and 73 of the prospectus contained in the Registration Statement, which contain three additional inserts to clarify the disclosure. In order to avoid any confusion, these inserts have been added on the marked pages that were previously sent to you (containing inserts A and B). Note that footnotes have been added to each of the two tables to further clarify the disclosure. Note also that no limit was placed on average monthly revenue growth and, therefore, no maximums need be reflected in the table entitled “2006 Grants of Plan-Based Awards.” The above information and the attached is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.
If you have any questions or comments regarding the attached, please telephone either the undersigned at the telephone number indicated above, or Mark G. Borden of this firm at (617) 526-6675.
Very truly yours,
/s/ Philip P. Rossetti
Philip P. Rossetti
Attachment

cc:	Gail F. Goodman, Constant Contact, Inc.
 Robert P. Nault, Esq., Constant Contact, Inc.
 Steven R. Wasserman, Constant Contact, Inc.
 Mark G. Borden, Esq., WilmerHale
John R. Utzschneider, Esq., Bingham McCutchen LLP